Exhibit 12.2.a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2012	Twelve Months Ended September 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,343	$1,381	$1,362	$1,394	$503	$1,364	$977
Fixed charges as defined	319	370	361	385	392	343	332
Capitalized interest	—	—	—	—	—	—	(4)

Total earnings, as defined	$1,662	$1,751	$1,723	$1,779	$895	$1,707	$1,305

Fixed charges, as defined:
Interest charges	$309	$356	$346	$368	$376	$330	$320
Rental interest factor	10	14	15	17	16	13	12

Total fixed charges, as defined	$319	$370	$361	$385	$392	$343	$332

Ratio of Earnings to Fixed Charges	5.21	4.73	4.77	4.62	2.28	4.98	3.93